Exhibit 99.2

William Coulter

March 3, 2023

Via Email

Adam Alexander

Interim Chairman

Nomination and Corporate Governance Committee

RumbleOn, Inc.

Dear Adam,

Thank you for your note. I appreciate your and the rest of your Committee’s recognition that the Board needs new voices, perspectives and skillsets. The Company and its success are important to Mark and me as stockholders, leaseholders and as founders of the RideNow business.

It is clear to me that there is more the Company can be doing to increase stockholder value. I am sure you will understand my concern that the significant issues that caused me to resign my seat last February could be repeated without meaningful changes to the Company, and to the Board.

I appreciate that your offer tries to at least in part address some of the past problems by, among other things, offering the chairmanship of the Nomination/Corporate Governance Committee. However, I cannot accept that role. As you note in your email, my past relationship with the Company may mean I am not technically “independent” in the way the rules define that term, and while I intend to act independently, I understand that my prior role may call into question my ability to serve as chair of the Nomination/Corporate Governance Committee under the rules and norms of various third parties such as Nasdaq and the proxy advisory firms. Independence is, of course, of particularly important here, as even from my short experience on the Board, it was clear that a scarcity of true independence was a real problem.

For these reasons and others, I cannot accept your February 22 offer. However, I remain interested in helping to bring about the change that I know RumbleOn needs. In the spirit of compromise, efficiency and efficacy, I propose the following, which would give me the comfort I need to know my second term on the Board will not be a repeat of the first:

1.	The Board appoints me to the vacant Class I seat, as well as appointing me as a member of the Nominating/Corporate Governance Committee and the Compensation Committee.

2.	The Board appoints Mark Tkach as a Board observer.

3.	Mark Tkach and I will identify and select two new, well-qualified, independent candidates for director seats, whom the Board will support as the Company’s nominees for the two Class II seats up for election at this summer’s annual meeting. One of our nominees, or perhaps me, will be named Board Chair. Another will be named Chair of the Nomination/Corporate Governance Committee.

4.	Although neither Mark nor I know or have any experience with Shin Lee, I am aware that her Board seat is up for election during this summer’s annual meeting as well. We would welcome the opportunity to meet with her to consider supporting her election.

5.	Peter Levy will resign as director, to be replaced by a qualified independent director, to mutually agreed upon by myself, Mark Tkach and the Board. There is no good reason for two members of senior management to be on the Board.

6.	The Board and Marshall will commit to remove Mr. Levy as COO and as a member of management, and appoint Lyle Kramper in that role, as soon as reasonably practicable but by no later than June 30, 2023.

I hope that the Board will agree to this proposal, and we can all begin to work together in earnest on getting RumbleOn back on track to maximize value for all shareholders.

Best Regards,

/s/ Bill Coulter
Bill

cc:        Mark Tkach

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